EXHIBIT 21

Fennec Pharmaceuticals Inc.

Subsidiaries

Oxiquant, Inc., a Delaware corporation

Fennec Pharmaceuticals, Inc., a Delaware corporation

Cadherin Biomedical Inc., a Canadian corporation

Fennec Pharmaceuticals (EU) Limited, an Irish Private Company Limited by Shares